EXHIBIT 1

Alvarion Announces Private Placement of $1.2 Million From Clal Finance Underwriting

TEL AVIV, Israel, June 25, 2013 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (Nasdaq:ALVR), a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, today announced that it has entered into a definitive agreement with Clal Finance Underwriting Ltd. to invest $1.2 million in the Company ($1 million net of transaction-related expenses). The agreement provides for the issuance of ordinary shares equal to approximately 10.5% of the Company's pre-transaction outstanding share capital, and warrants to purchase an additional number of ordinary shares equal to approximately 5.1% of the Company's pre-transaction outstanding share capital. The exact number of shares to be issued to Clal Finance and the number of shares issuable upon exercise of the warrants granted to Clal Finance shall be determined based on a formula taking into consideration the market price of the Company's ordinary shares prior to and following this announcement.

The parties expect the closing to be consummated by June 30, 2013 or shortly thereafter.

"We are pleased with the faith Clal has put in our business with its decision to invest in Alvarion. Clal Finance is the kind of long term investor we seek to attract," said Avi Stern, Chief Financial Officer at Alvarion. "This transaction is part of our ongoing effort to resolve our working capital challenges and will support our growth in the second half of 2013."

The current outstanding share capital (prior to today's announcement) is approximately 8.48 million shares.

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About Alvarion

Alvarion Ltd. (Nasdaq:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to various factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 turnaround plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; our inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of our strategic initiatives to enable us to more effectively capitalize on market opportunities as anticipated; delays in the receipt of orders from customers and in the delivery by us of such orders; our failure to fully and effectively integrate the business and technology of Wavion Inc., acquired by us in November 2011, into our products and realize the expected synergies from the acquisition; the failure of the markets for our (including Wavion's) products to grow as anticipated; our inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; our inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; our inability to comply with covenants included in our financing agreements; the fact that we will need to obtain additional sources of funding in order to continue our operations at their current anticipated levels and that there are no assurances that such funding will be available on favorable terms or at all, either through equity issuances or asset sales; and other risks detailed from time to time in the Company's annual reports on Form 20-F as well as in other filings with the U.S. Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the U.S. Securities and Exchange Commission, which this press release will be a part of.

The information in this press release is provided solely for information purposes, and is not a commitment, promise or legal obligation to deliver any products, features and/or functionalities, and should not be relied upon in making purchasing decisions. The development, release and timing of any products, features and/or functionalities described remains at the sole discretion of Alvarion. If and when any products, features and/or functionalities are offered for sale by Alvarion, they will be sold under agreed upon terms and conditions. This information may not be incorporated into any contractual agreement with Alvarion or its subsidiaries or affiliates. Alvarion makes no representations or warranties with respect to the contents of this press release, and specifically disclaims any express or implied warranties of merchantability or fitness for any particular purpose.

To receive Alvarion's press releases please contact Sivan Farfuri, sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners.

CONTACT: Investor & Media Contacts:

         Avi Stern, CFO
         +972.3.767.4333
         avi.stern@alvarion.com

         Elana Holzman, VP IR
         +972.3.645.7892
         elana.holzman@alvarion.com